Exhibit 99.1

BMO Financial Group Reports First Quarter 2022 Results

EARNINGS RELEASE

BMO’s First Quarter 2022 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended

January 31, 2022, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

First Quarter 2022 Compared With First Quarter 2021:

•	Net income of $2,933 million, an increase of 45%; adjusted net income[1,3] of $2,584 million, an increase of 27%

•	Reported earnings per share (EPS)[2] of $4.43, an increase of 46%; adjusted EPS[1,2,3] of $3.89, an increase of 27%

•	Recovery of the provision for credit losses of $99 million, compared with a provision for credit losses of $156 million

•	Return on equity (ROE) of 21.4%, an increase from 15.7%; adjusted ROE[1,3] of 18.8%, an increase from 15.8%

•	Common Equity Tier 1 Ratio[4] of 14.1%, an increase from 12.4%

Toronto, March 1, 2022 – For the first quarter ended January 31, 2022, BMO Financial Group recorded net income of $2,933 million or $4.43 per share on a reported basis, and net income of $2,584 million or $3.89 per share on an adjusted basis.

“We continue to build on our operating momentum and delivered another quarter of very strong earnings, driven by our Canadian and U.S. Personal and Commercial businesses, including accelerating commercial loan growth, and ongoing strength in BMO Capital Markets. Our performance is underpinned by strong risk management and excellent credit quality. The targeted investments we are making in talent, technology and marketing are delivering stronger revenue growth, improved efficiency and return on equity,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are responding to the most urgent economic, environmental and social challenges of our day, including our ambition to be our clients’ lead partner in the transition to a net-zero world. This quarter, we were proud to celebrate our third consecutive year as the most sustainable bank in North America on the Corporate Knights’ Global 100 Most Sustainable Corporations list, an outcome of our commitments to a thriving economy, a sustainable future and an inclusive society.

“Our proven, diversified business model is consistently delivering strong returns for our shareholders. We are investing in our businesses and executing on our Purpose-driven, Digital-First strategies aimed at helping our customers make real financial progress, and positioning us for continued growth while strengthening our capital position in advance of closing our acquisition of Bank of the West,” concluded Mr. White.

Concurrent with the release of results, BMO announced a second quarter 2022 dividend of $1.33 per common share, unchanged from the prior quarter and an increase of $0.27 or 25% from the prior year. The quarterly dividend of $1.33 per common share is equivalent to an annual dividend of $5.32 per common share.

The foregoing section contains forward-looking statements. Refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excluded the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms in our First Quarter 2022 Report to Shareholders.

(2)

All Earnings Per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)

Q1-2022 reported net income included the impact of the announced acquisition of Bank of the West, comprising revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs of $7 million ($8 million pre-tax) recorded in non-interest expense. Results also included the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a $29 million pre-tax and after-tax loss relating to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. These amounts were recorded in Corporate Services.

(4)	The Common Equity Tier 1 (CET1) Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group First Quarter 2022 Earnings Release 1

Significant Events

During the current quarter, we completed the sale of our EMEA Asset Management business to Ameriprise Financial, Inc., including the transfer of certain U.S. asset management clients, and on April 30, 2021 we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. Collectively, we refer to these transactions as “divestitures”. The divestitures did not have a significant impact on the bank’s net income in the current quarter, and reduced net revenue and expenses by approximately 2.5% and 4%, respectively, on both a reported and adjusted basis.

On December 20, 2021, we announced the signing of a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries, with assets of approximately US$105 billion for a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing) at Bank of the West. The acquisition is expected to add approximately US$57 billion of loans and US$90 billion of deposits to our consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended December 31, 2021. We will fund the transaction primarily with excess capital, which includes the benefit from the sale of our EMEA Asset Management business, reflecting our strong capital position and anticipated capital generation. The transaction, which is expected to close by the end of calendar 2022, is subject to customary closing conditions, including regulatory approvals.

This acquisition aligns with our strategic, financial, and cultural objectives, and meaningfully accelerates our U.S. growth. Building on the strength of our performance and our integrated North American foundation, the acquisition will bring nearly 1.8 million customers to BMO and will further extend our banking presence through an additional 514 branches and commercial and wealth offices in key U.S. growth markets. Post closing, our footprint will expand to 32 states, including an immediate scaled entry into the attractive California market, where we expect to deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and our strong banking team to generate leading customer growth.

A signature strength of the Bank of the West is the deep relationships formed between their employees, their customers, and the communities they have served for over 100 years. As part of this transaction, BMO does not plan to close Bank of the West branches, and is committed to retaining front-line Bank of the West branch employees.

Leveraging our deep integration experience and proven track record for U.S. expansion, we remain confident in achieving annual pre-tax cost synergies of approximately US$670 million (C$860 million) through operational efficiencies across our combined businesses. Integration planning is underway and is being overseen by a dedicated, joint integration management office.

Under IFRS accounting, the purchase price will be allocated to the fair value of identifiable assets and liabilities of Bank of the West at close, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of the underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity deposits, will be amortized over their estimated life. The fair value of fixed rate loans and deposits is largely dependent on interest rates. If interest rates were to increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates were to decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity deposits are accounted for at par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions announced on December 20, 2021 will impact capital ratios at close, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition, will result in a change to the Canadian dollar equivalent goodwill.

We are proactively managing exposure to capital from changes in fair value with the goal of creating an economically and risk neutral outcome. As part of our fair value management actions, we entered into interest rate swaps that rise in value as interest rates rise, resulting in mark-to-market gains (losses) recorded in trading revenue, and a portfolio of matched duration U.S. treasuries that generate net interest income. Together, these transactions aim to mitigate changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition, with the associated revenue (loss) treated as an adjusting item. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate changes in the Canadian dollar equivalent of the purchase price on close. Changes in the fair value of these forward contracts are recorded in Other Comprehensive Income until close of the transaction. Corporate Treasury may also use other instruments to optimize the impact of our fair value management actions.

The impact of the fair value management actions on our results in the current quarter was treated as an adjusting item, and included $413 million after-tax ($562 million pre-tax) of revenue related to the management of interest rate changes, comprising $517 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest revenue and $45 million pre-tax interest on a portfolio of U.S. treasuries recorded in net interest income. In addition, our current quarter CET1 ratio included a benefit of 13 basis points relating to these fair value management actions. The changes in the fair value of the forward contracts reduced other comprehensive income by $234 million.

This Significant Events section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

2 BMO Financial Group First Quarter 2022 Earnings Release

First Quarter 2022 Performance Review

The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results and ratios, and U.S. dollar amounts and ratios in this First Quarter 2022 Performance Review section are on a non-GAAP basis and discussed in the Non-GAAP and Other Financial Measures section.

Reported and adjusted net income increased from the prior year, driven by strong revenue growth, an increase in expenses, and a recovery of the provision for credit losses. Net income increased in BMO Capital Markets with particularly strong revenue growth and in our P&C businesses, while BMO Wealth Management decreased, with good underlying growth more than offset by the impact of divestitures. On a reported basis, Corporate Services recorded net income in the current quarter, compared with a net loss in the prior year, while the adjusted net loss was relatively unchanged.

Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, comprising revenue of $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, as well as acquisition and integration costs of $7 million ($8 million pre-tax). Adjusted results also excluded the impact of divestitures related to the sale of our EMEA Asset Management business comprising a $29 million pre-tax and after-tax loss related to foreign currency translation that was reclassified from accumulated other comprehensive income to revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. For further information, refer to Note 12 to the unaudited interim consolidated financial statements in our First Quarter 2022 Report to Shareholders. Adjusted net income also excluded the amortization of acquisition-related intangible assets and other acquisition and integration costs in both the current quarter and the prior year.

Canadian P&C

Reported and adjusted net income was $1,004 million, both increasing $254 million or 34% from the prior year. Results were driven by a 15% increase in revenue, with higher net interest income and non-interest revenue, higher expenses and a lower provision for credit losses compared with the prior year.

U.S. P&C

Reported net income was $681 million, an increase of $102 million or 18% from the prior year, and adjusted net income was $682 million, an increase of $96 million or 16%. The impact of the weaker U.S. dollar reduced net income, revenue and expense growth by 1%, respectively.

On a U.S. dollar basis, reported net income was $536 million, an increase of $85 million or 19% from the prior year, and adjusted net income was $537 million, an increase of $81 million or 18%. Reported and adjusted results were driven by a 9% increase in revenue, with higher net interest income and non-interest revenue, higher expenses, and a higher recovery of the provision for credit losses.

BMO Wealth Management

Reported net income was $315 million, compared with $336 million in the prior year, and adjusted net income was $316 million, compared with $344 million in the prior year. Traditional Wealth reported net income was $261 million, an increase of $5 million or 2%, and adjusted net income was $262 million, a decrease of $2 million or 1%, with strong underlying revenue from growth in client assets, including stronger global markets, more than offset by higher underlying expenses and the impact of divestitures. Insurance net income was $54 million, a decrease of $26 million from the prior year, primarily due to less favourable market movements in the current quarter relative to the prior year.

BMO Capital Markets

Reported net income was $705 million, an increase of $227 million or 47% from the prior year, and adjusted net income was $712 million, an increase of $228 million or 47%. Reported and adjusted results were driven by continued strong revenue performance, with higher revenue in Investment and Corporate Banking driven by particularly strong underwriting and advisory revenue and in Global Markets driven by elevated client activity, higher expenses, including higher performance-based compensation, and a recovery of credit losses in the current quarter compared with a provision in the prior year.

Corporate Services

Reported net income was $228 million and adjusted net loss was $130 million, compared with a reported and adjusted net loss of $126 million in the prior year. Reported results reflected the impact of the announced acquisition of Bank of the West and divestitures related to the sale of our EMEA Asset Management business, while adjusted results were relatively unchanged.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 14.1% as at January 31, 2022, an increase from 13.7% at the end of the fourth quarter of fiscal 2021, driven by strong internal capital generation, which included a benefit of 13 basis points from fair value management actions related to the announced acquisition of Bank of the West, and the benefit of the sale of our EMEA Asset Management business, partially offset by higher risk-weighted assets.

BMO Financial Group First Quarter 2022 Earnings Release 3

Credit Quality

Total recovery of the provision for credit losses was $99 million, compared with a provision for credit losses of $156 million in the prior year. The total recovery of credit losses as a percentage of average net loans and acceptances ratio was 8 basis points, compared with a provision for credit losses ratio of 14 basis points in the prior year. The provision for credit losses on impaired loans was $86 million, a decrease of $129 million from $215 million in the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 7 basis points, compared with 19 basis points in the prior year. There was a $185 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $59 million recovery in the prior year. The recovery in the current quarter largely reflected reduced uncertainty on future credit conditions and positive credit migration, partially offset by balance growth and changes in economic outlook, while the prior year reflected an improving economic outlook and positive credit migration, largely offset by the impact of the uncertain economic environment on credit conditions.

Refer to the Critical Accounting Estimates section of BMO’s 2021 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2021.

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our communities and our stakeholders to make positive, sustainable change, in the belief that success can and must be mutual. In support of our customers, communities and employees, BMO:

•

Extended over $2 billion in lending authorizations to more than 33,500 businesses across Canada through BMO Business XpressTM, our industry-leading business onboarding platform launched in October 2018. The innovative and intuitive digital banking platform increases access to capital to help more businesses make real financial progress.

•

Collaborated with PLATO, Canada’s only Indigenous-led and Indigenous-staffed IT services and training firm, offering the Amazon Web Services (AWS) re/Start program virtually to Indigenous students across Canada. Twenty-two students, some from remote communities, have started a 12-week Cloud computing boot camp, followed by a six-month BMO internship to learn and apply those skills on the job, with opportunities for full-time employment.

•

Committed $100 million to launch the Business Within Reach: BMO for Black Entrepreneurs lending program, providing business owners with greater access to working capital, educational resources, and professional partnerships to start up, scale up, and grow.

•	BMO’s leadership continues to be recognized across a number of rankings, including:

•

Named to Corporate Knights’ 2022 Global 100 Most Sustainable Corporations in the World and, for the third consecutive year, as North America’s most sustainable bank. We ranked in the top quartile for clean revenue and diversity on our board and among our leadership.

•	Included in the Bloomberg Gender-Equality Index (GEI) for the seventh consecutive year, which identifies BMO as a global leader in gender inclusion, as well as a leader within the financial sector.

•

BMO Harris Bank was recognized for the fifth consecutive year by the Human Rights Campaign Foundation as an industry leader in LGBTQ+ workplace equality, earning a perfect score of 100 on the 2022 Corporate Equality Index (CEI).

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group First Quarter 2022 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our unaudited interim consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating businesses, including measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Management’s Discussion and Analysis dated March 1, 2022 for the period ended January 31, 2022 (First Quarter 2022 MD&A) is incorporated by reference into this document. For further details on the composition of non-GAAP amounts, measures and ratios, refer to the Glossary of Financial Terms section in our First Quarter 2022 MD&A which is available on SEDAR at www.sedar.com.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section in our First Quarter 2022 Report to Shareholders.

Presenting results on a taxable equivalent basis (teb)

We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with the Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful to facilitate comparisons of income between taxable and tax-exempt sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

BMO Financial Group First Quarter 2022 Earnings Release 5

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021

Reported Results

Revenue	7,723	6,573	6,975
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(81)	(97)	(601)
Revenue, net of CCPB	7,642	6,476	6,374
Total provision for (recovery of) credit losses	99	126	(156)
Non-interest expense	(3,846)	(3,803)	(3,613)
Income before income taxes	3,895	2,799	2,605
Provision for income taxes	(962)	(640)	(588)
Net income	2,933	2,159	2,017
Diluted EPS ($)	4.43	3.23	3.03

Adjusting Items Impacting Revenue (Pre-tax)

Impact of divestitures (1)	(29)	-	-
Management of fair value changes on the purchase of Bank of the West (2)	562	-	-
Impact of adjusting items on revenue (pre-tax)	533	-	-

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (3)	(12)	(1)	(3)
Amortization of acquisition-related intangible assets (4)	(8)	(20)	(25)
Impact of divestitures (1)	3	(62)	-
Impact of adjusting items on non-interest expense (pre-tax)	(17)	(83)	(28)
Impact of adjusting items on reported pre-tax income	516	(83)	(28)

Adjusting Items Impacting Revenue (After-tax)

Impact of divestitures (1)	(29)	-	-
Management of fair value changes on the purchase of Bank of the West (2)	413	-	-
Impact of adjusting items on revenue (after-tax)	384	-	-

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (3)	(10)	(1)	(2)
Amortization of acquisition-related intangible assets (4)	(6)	(14)	(19)
Impact of divestitures (1)	(19)	(52)	-
Impact of adjusting items on non-interest expense (after-tax)	(35)	(67)	(21)
Impact of adjusting items on reported net income (after-tax)	349	(67)	(21)
Impact on diluted EPS ($)	0.54	(0.10)	(0.03)

Adjusted Results

Revenue	7,190	6,573	6,975
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(81)	(97)	(601)
Revenue, net of CCPB	7,109	6,476	6,374
Total provision for credit losses	99	126	(156)
Non-interest expense	(3,829)	(3,720)	(3,585)
Income before income taxes	3,379	2,882	2,633
Provision for income taxes	(795)	(656)	(595)
Net income	2,584	2,226	2,038
Diluted EPS ($)	3.89	3.33	3.06

(1)

Q1-2022 reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. These amounts were recorded in Corporate Services.

(2)

Q1-2022 reported net income included revenue and expenses related to the announced acquisition of Bank of the West: $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, comprising $517 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $45 million pre-tax interest on a portfolio of U.S. treasury securities recorded in net interest income, as well as acquisition and integration costs of $7 million ($8 million pre-tax) recorded in non-interest expense. These amounts were recorded in Corporate Services. For further information on the acquisition refer to the Significant Events section.

(3)

Acquisition integration costs related to Clearpool in Q1-2022 and acquisition integration costs related to both KGS-Alpha and Clearpool in Q4-2021 and Q1-2021 are recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs are $4 million ($3 million after-tax) in Q1-2022, $1 million ($1 million after-tax) in Q4-2021, and $3 million ($2 million after-tax) in Q1-2021.

(4)

Amortization of acquisition-related intangible assets is recorded in non-interest expense in the related operating group and was $8 million ($6 million after-tax) in Q1-2022, $20 million ($14 million after-tax) in Q4-2021, and $25 million ($19 million after-tax) in Q1-2021.

6 BMO Financial Group First Quarter 2022 Earnings Release

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)

Q1-2022

Reported net income (loss)	1,004	681	1,685	315	705	228	2,933	1,145
Acquisition and integration costs (2)	-	-	-	-	3	7	10	7
Amortization of acquisition-related intangible assets (3)	-	1	1	1	4	-	6	4
Impact of divestitures (4)	-	-	-	-	-	48	48	(40)
Management of fair value changes on the purchase of Bank of the West (5)	-	-	-	-	-	(413)	(413)	(325)
Adjusted net income (loss)	1,004	682	1,686	316	712	(130)	2,584	791

Q4-2021

Reported net income (loss)	933	509	1,442	345	531	(159)	2,159	618
Acquisition and integration costs (2)	-	-	-	-	1	-	1	2
Amortization of acquisition-related intangible assets (3)	-	6	6	4	4	-	14	9
Impact of divestitures (4)	-	-	-	-	-	52	52	4
Adjusted net income (loss)	933	515	1,448	349	536	(107)	2,226	633

Q1-2021

Reported net income (loss)	750	579	1,329	336	478	(126)	2,017	672
Acquisition and integration costs (2)	-	-	-	-	2	-	2	2
Amortization of acquisition-related intangible assets (3)	-	7	7	8	4	-	19	9
Adjusted net income (loss)	750	586	1,336	344	484	(126)	2,038	683

(1)	U.S. segment results presented in U.S. dollars are non-GAAP amounts.
(2)

Acquisition integration costs related to Clearpool in Q1-2022 and acquisition integration costs related to both KGS-Alpha and Clearpool in Q4-2021 and Q1-2021 are recorded in non-interest expense in BMO Capital Markets. Acquisition integration costs are $4 million ($3 million after-tax) in Q1-2022, $1 million ($1 million after-tax) in Q4-2021, and $3 million ($2 million after-tax) in Q1-2021.

(3)

Amortization of acquisition-related intangible assets is recorded in non-interest expense in the related operating group. Canadian P&C did not record any amounts in Q1-2022, Q4-2021, or Q1-2021. U.S. P&C recorded pre-tax amounts of $2 million in Q1-2022, $9 million in both Q4-2021 and Q1-2021. BMO Wealth Management recorded pre-tax amounts of $1 million in Q1-2022, $6 million in Q4-2021, and $10 million in Q1-2021. BMO Capital Markets recorded pre-tax amounts of $5 million in both Q1-2022 and Q4-2021, and $6 million in Q1-2021.

(4)

Q1-2022 reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business, comprising a $29 million pre-tax and after-tax loss relating to foreign currency translation reclassified from accumulated other comprehensive income recorded in non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, and taxes of $22 million on closing. These amounts were recorded in Corporate Services.

(5)

Q1-2022 reported net income included revenue and expenses related to the announced acquisition of Bank of the West: $413 million ($562 million pre-tax) related to the management of the impact of interest rate changes between the announcement and closing of the acquisition on its fair value and goodwill, comprising $517 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $45 million pre-tax interest on a portfolio of U.S. treasury securities recorded in net interest income, as well as acquisition and integration costs of $7 million ($8 million pre-tax) recorded in non-interest expense. These amounts were recorded in Corporate Services. For further information on the acquisition refer to the Significant Events section.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q1-2022	Q4-2021	Q1-2021
Reported net income	2,933	2,159	2,017
Dividends on preferred shares and distributions on other equity instruments	(55)	(59)	(56)
Net income available to common shareholders (A)	2,878	2,100	1,961
After-tax amortization of acquisition-related intangible assets	6	14	19
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	2,884	2,114	1,980
After-tax impact of other adjusting items (1)	(355)	53	2
Adjusted net income available to common shareholders (C)	2,529	2,167	1,982
Average common shareholders’ equity (D)	53,345	52,113	49,648
Return on equity (%) (= A/D)	21.4	16.0	15.7
Adjusted return on equity (%) (= C/D)	18.8	16.5	15.8
Average tangible common equity (E) (2)	48,431	46,580	43,137
Return on tangible common equity (%) (= B/E)	23.6	18.0	18.2
Adjusted return on tangible common equity (%) (= C/E)	20.7	18.5	18.2

(1)	Refer to footnotes (1) to (4) in the Non-GAAP and Other Financial Measures table above.
(2)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $5,031 million in Q1-2022, $5,455 million in Q4-2021, and $6,370 million in Q1-2021; and acquisition-related intangible assets of $138 million in Q1-2022, $349 million in Q4-2021, and $414 million in Q1-2021; net of related deferred tax liabilities of $255 million in Q1-2022, $271 million in Q4-2021, and $273 million in Q1-2021.

BMO Financial Group First Quarter 2022 Earnings Release 7

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2022 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West, the financial, operational and capital impacts of the transaction, and the COVID-19 pandemic, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the COVID-19 pandemic, and possibly other outbreaks of disease or illness, and its impact on local, national or international economies, as well as its heightening of certain risks that may affect our future results; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisition of Bank of the West does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the anticipated benefits from the proposed acquisition of Bank of the West, such as it creating synergies and operational efficiencies; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2021 Annual Report, and the Risk Management section in our First Quarter 2022 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section of BMO’s 2021 Annual Report and updated in the Economic Developments and Outlook section in our First Quarter 2022 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2021 Annual Report and updated in the Allowance for Credit Losses section in our First Quarter 2022 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax cost synergies.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Developments and Outlook and Allowance for Credit Losses sections in our First Quarter 2022 Report to Shareholders.

8 BMO Financial Group First Quarter 2022 Earnings Release

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2021 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, March 1, 2022, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 7747527#. A replay of the conference call can be accessed until April 1, 2022, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 2658478#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Paul Gammal, Toronto, Head Media Relations, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

November 2021: $139.49

December 2021: $137.10

January 2022: $144.65

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2021 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at on SEDAR at www.sedar.com. Printed copies of the bank’s complete 2021 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2022 The next Annual Meeting of Shareholders will be held on Wednesday, April 13, 2022.

® Registered trademark of Bank of Montreal

BMO Financial Group First Quarter 2022 Earnings Release 9